UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 13)*

Consolidated-Tomoka Land Co.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

210226106
(CUSIP Number)

Elizabeth N. Cohernour Wintergreen Advisers, LLC 333 Route 46 West, Suite 204 Mountain Lakes, New Jersey 07046 (973) 263-2600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 24, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	210226106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Wintergreen Advisers, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,553,075

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,553,075

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,553,075

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.8%

14.	TYPE OF REPORTING PERSON*

IA

CUSIP No.	210226106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Wintergreen Fund, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,232,334

9.	SOLE DISPOSITIVE POWER

0
10.	SHARED DISPOSITIVE POWER

1,232,334

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,553,075

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.8%

14.	TYPE OF REPORTING PERSON*

IV

CUSIP No.	210226106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Wintergreen Partners Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

294,100

9.	SOLE DISPOSITIVE POWER

0
10.	SHARED DISPOSITIVE POWER

294,100

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,553,075

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.8%

14.	TYPE OF REPORTING PERSON*

PN

CUSIP No.	210226106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Wintergreen Partners Offshore Master Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

26,641

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

26,641

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,553,075

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.8%

14.	TYPE OF REPORTING PERSON*

CO

CUSIP No.	210226106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

David J. Winters

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,553,075

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

1,553,075

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,553,075

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.8%

14.	TYPE OF REPORTING PERSON*

IN

CUSIP No.	210226106

Item 1.	Security and Issuer.

Consolidated-Tomoka Land Co. (the "Issuer"), Common Stock, par value $1.00 per share (the "Shares"). The address of the Issuer's offices is 1530 Cornerstone Boulevard, Suite 100 Daytona Beach, Florida 32117. This Schedule 13D relates to the Issuer's Shares.

Item 2.	Identity and Background.

(a, f)	This statement is being filed by (i) Wintergreen Fund, Inc. ("Wintergreen Fund"), a Maryland corporation registered as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"), (ii) Wintergreen Partners Fund, LP ("Wintergreen Partners"), a Delaware limited partnership, (iii) Wintergreen Partners Offshore Master Fund, Ltd. ("Wintergreen Offshore Master"), a Cayman Islands exempted company, (iv) Wintergreen Advisers, LLC ("Wintergreen Advisers"), a Delaware limited liability company which acts as sole investment manager of the Wintergreen Fund, Wintergreen Partners, Wintergreen Offshore Master and other investment vehicles, and (v) David J. Winters ("Winters"). (Each of Wintergreen Fund, Wintergreen Partners, Wintergreen Offshore Master, Wintergreen Advisers and Winters may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons").

(b)	The principal business address of the Reporting Persons (except for Wintergreen Offshore Master) is 333 Route 46 West, Suite 204, Mountain Lakes, New Jersey 07046. The principal business address of Wintergreen Offshore Master is c/o Elian Fiduciary Services (Cayman) Ltd, 89 Nexus Way, Camana Bay, Grand Cayman E9 KY1-9007.

(c)	Wintergreen Advisers is an investment management firm that serves as the investment adviser to certain registered and private investment funds, including Wintergreen Partners, Wintergreen Fund and Wintergreen Offshore Master. Wintergreen Partners is a Delaware limited partnership. Wintergreen Fund is an investment company registered under the Investment Company Act. Wintergreen Offshore Master is a Cayman Islands exempted company. Winters is the Chief Executive Officer of Wintergreen Advisers.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof each of the Reporting Persons may be deemed to beneficially own 1,553,075 Shares.  The source of funds used to purchase the Shares was the working capital of Wintergreen Fund, Wintergreen Partners, Wintergreen Offshore Master and other investment vehicles managed by Wintergreen Advisers. The aggregate funds used by the Reporting Persons to make the purchases were approximately $71.5 million.  The Shares may be deemed to be beneficially owned by each of the Reporting Persons because, although there is no formal written agreement, it is anticipated that each Reporting Person will vote with the other Reporting Persons and the director nominees nominated by Wintergreen Advisers in a letter to the Issuer dated November 24, 2017.  Each Reporting Person disclaims beneficial ownership in the securities reported on this Schedule 13D except to the extent of its pecuniary interest, if any, therein, and this report shall not be deemed to be an admission that the Reporting Person is the beneficial owners of such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Shares for investment purposes in the course of the Reporting Persons' investing activities, and will review their investment in the Issuer on a regular basis. The Reporting Persons have had and may continue to have discussions with the Issuer’s management, members of the Issuer’s Board of Directors, other significant shareholders and others regarding the Issuer’s business, strategy and future plans and alternatives that the Issuer could employ to maximize shareholder value.

On November 13, 2017, the Reporting Persons delivered a shareholder proposal (the "Shareholder Proposal") to the Issuer for inclusion in the Issuer’s 2018 proxy statement. A copy of the Shareholder Proposal is attached hereto as Exhibit B and incorporated herein by reference. The Shareholder Proposal requests the Issuer’s Board of Directors to take immediate steps to narrow the discount between NAV and the Issuer’s share price by hiring an independent, previously unaffiliated, adviser to maximize shareholder value by evaluating all options for the Issuer, including through a sale of the Issuer or through the liquidation of the Issuer’s assets.

On November 24, 2017, the Reporting Persons delivered a nomination (the "Nomination") to the Issuer presenting three director nominees to be voted on at the Issuer’s 2018 annual meeting of shareholders. A copy of the Nomination is attached hereto as Exhibit C and incorporated herein by reference. Wintergreen Advisers' nominees (the "Nominees") for the Issuer's 2018 annual meeting include (1) Liz Cohernour, Chief Operating Officer of Wintergreen Advisers, (2) Evan Ho, a former employee of Wintergreen Advisers who currently provides consulting services to Wintergreen Advisers pursuant to an agreement between Wintergreen Advisers and an entity controlled by Mr. Ho, and (3) David J. Winters, Chief Executive Officer of Wintergreen Advisers. Although there is no formal written agreement, it is anticipated that each of the Nominees will vote with the other Reporting Persons and the other Nominees.

Despite the Issuer’s  assertions during the 2017 Proxy Contest, Wintergreen (as defined in Exhibits B and C below), as the largest shareholder of the Issuer with a 27.82% holding, has no representatives on the Board.  The directors who were originally nominated by Wintergreen have not been supported by Wintergreen since 2015. This lack of support was well known by the Issuer, and this blatant misrepresentation that there are Wintergreen directors sitting on the Issuer’s board should be grounds for them to immediately step down.

Wintergreen believes that the Issuer’s apparent march toward a conversion to a REIT would have disastrous results for the Issuer’s shareholders.  Based on Wintergreen’s calculations (please see pages 4-6 of Exhibit C), Wintergreen estimates that Wintergreen’s plan to maximize value could result in a 64% to 69% premium to the Issuer’s REIT plan.  Wintergreen’s Nominees will work to ensure that shareholders receive fair value for their shares. Wintergreen believes the Issuer’s managements actions continue to cause the Issuer to trade at a massive discount to NAV.

It is time for the Issuer’s Board to properly focus on the rights of shareholders and not be beholden to management.   Wintergreen believes a vote for each of these Wintergreen Nominees, Liz Cohernour, Evan Ho and David Winters will benefit all shareholders.

The Reporting Persons intend to closely evaluate the performance of the Issuer, including, but not limited to, its share price, business, assets, operations, financial condition, capital structure, management's performance and prospects of the Issuer. In addition, the Reporting Persons reserve the right to, without limitation, acquire additional Shares, dispose of all or some of the Shares they currently hold from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares. Further, the Reporting Persons reserve the right to revise their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Issuer in light of their general investment policies, market conditions, and subsequent developments affecting the Issuer.

The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth above, relate to, or would result in, any of the actions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a-e)

As of the date hereof, each Reporting Person may be deemed to be the beneficial owner of 1,553,075 Shares (27.8%) of the Issuer, based upon the 5,581,733 shares outstanding as of the latest practicable date, as represented by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2017. The Shares may be deemed to be beneficially owned by each of the Reporting Persons because, although there is no formal written agreement, it is anticipated that each Reporting Person will vote with the other Reporting Persons and the director nominees nominated by Wintergreen Advisers in a letter to the Issuer dated November 24, 2017. Each Reporting Person disclaims beneficial ownership in the securities reported on this Schedule 13D except to the extent of its pecuniary interest, if any, therein, and this report shall not be deemed to be an admission that the Reporting Person is the beneficial owners of such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Wintergreen Advisers has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,553,075 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,553,075 Shares.

Wintergreen Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,232,334 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,232,334 Shares.

Wintergreen Partners has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 294,100 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 294,100 Shares.

Wintergreen Offshore Master has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 26,641 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 26,641 Shares.

Winters has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,553,075 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,553,075 Shares.

The Reporting Persons have not transacted in the Shares during the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Although there is no formal written agreement, it is anticipated that each Reporting Person intends to vote with the other Reporting Persons and the director nominees nominated by Wintergreen Advisers in a proposal to the Issuer dated November 24, 2017.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Statement Exhibit B: Shareholder Proposal Exhibit C: Nomination

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 29, 2017

Wintergreen Advisers, LLC

/s/ Elizabeth N. Cohernour
Name: Elizabeth N. Cohernour Title: Managing Member

Wintergreen Fund, Inc.
/s/ Elizabeth N. Cohernour
Name: Elizabeth N. Cohernour Title: Executive Vice President

Wintergreen Partners Fund, LP

/s/ Elizabeth N. Cohernour
By: Wintergreen GP, LLC
By: Elizabeth N. Cohernour, Managing Member

Wintergreen Partners Offshore Master Fund, Ltd.

/s/ Elizabeth N. Cohernour
By: Elizabeth N. Cohernour, Director

David J. Winters

/s/ David J. Winters

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, amendment number 13, relating to the Common Stock, par value $1.00 per share of Consolidated-Tomoka Land Co. shall be filed on behalf of the undersigned.

Dated: November 29, 2017

Wintergreen Advisers, LLC

/s/ Elizabeth N. Cohernour
Name: Elizabeth N. Cohernour Title: Managing Member

Wintergreen Fund, Inc.
/s/ Elizabeth N. Cohernour
Name: Elizabeth N. Cohernour Title: Executive Vice President

Wintergreen Partners Fund, LP

/s/ Elizabeth N. Cohernour
By: Wintergreen GP, LLC
By: Elizabeth N. Cohernour, Managing Member

Wintergreen Partners Offshore Master Fund, Ltd.

/s/ Elizabeth N. Cohernour
By: Elizabeth N. Cohernour, Director

David J. Winters

/s/ David J. Winters

Exhibit B

Consolidated-Tomoka Land Co.

c/o Daniel E. Smith, Corporate Secretary

Post Office Box 10809

Daytona Beach, FL 32120-0809

November 13, 2017

Dear Mr. Smith:

Pursuant to the 2017 proxy statement of Consolidated-Tomoka Land Co. and Rule 14a-8 under the Securities Exchange Act of 1934, as amended ("Rule 14a-8"), Wintergreen Advisers, LLC presents the following Shareholder Proposal for inclusion in Consolidated-Tomoka Land Co.'s 2018 proxy statement:

Proposing Shareholder Information:

The nominating shareholders are Wintergreen Partners Fund, LP (the "Partnership") and Wintergreen Advisers, LLC (the "Adviser") on behalf of its clients (as described below), 333 Route 46 West, Suite 204, Mountain Lakes, New Jersey 07046, phone number: (973) 263-2600. As of the date of this notice, the Adviser may be deemed to beneficially own 1,553,075 shares of common stock, par value $1.00 per share ("Stock"), of Consolidated-Tomoka Land Co. ("CTO" or the "Company"), which constitutes 27.82% of CTO's Stock outstanding. The Stock was purchased between February 21, 2006 and November 10, 2016. The dates upon which Wintergreen acquired ownership of CTO's shares is set forth on Appendix B, attached hereto. As of the date of this notice, the Partnership beneficially owns 294,100 shares of Stock (approximately 5.27% of CTO's stock outstanding), which includes 5,882 shares of Stock held of record by the Partnership. The Stock was purchased between February 21, 2006 and November 10, 2016. The Adviser is the investment adviser to Wintergreen Fund, Inc. (the "Fund"), a registered investment company, which owns 1,232,334 shares of Stock (approximately 21.47% of CTO's Stock outstanding). The Adviser also serves as investment adviser to the Partnership and other pooled investment vehicles, which also own additional Stock (the Fund, the Partnership, the other investment vehicles and the Adviser, collectively, "Wintergreen"). Wintergreen has beneficially owned more than 10% of the Stock since May 2006. Wintergreen has a good faith intention to maintain an ownership interest in CTO that complies with the requirements of Rule 14a-8 through the date of the annual meeting and to attend the annual meeting in person or by proxy (in compliance with Rule 14a-8 and CTO's Bylaws) to present this proposal. Attached hereto in Appendix A are copies of Schedule 13D amendments proving Wintergreen's eligibility to make this proposal. As of the date of this proposal, Wintergreen has not made any other proposal under Rule 14a-8 for the Company's 2018 Annual Meeting of Shareholders and does not intend to do so. In addition, the Partnership is a holder of record of capital stock of CTO, entitled to vote at the Company's 2018 Annual Meeting of Shareholders, and intends to appear in person or by proxy at the meeting to bring this business before the meeting.

Shareholder Proposal:

PROPOSED: The shareholders of CTO, assembled at the annual meeting in person and by proxy, hereby request the Board of Directors (the "Directors") to take immediate steps to narrow the discount between NAV and the Company's share price by hiring an independent, previously unaffiliated, adviser to maximize shareholder value by evaluating all options for the Company, including through a sale of CTO or through the liquidation of CTO's assets.

Supporting Statement:

We believe the proper focus of CTO management should be the maximization of shareholder value by either a sale of CTO or through the liquidation of CTO's assets. In 2016, over 69% of shareholders backed a proposal submitted by Wintergreen to hire an independent adviser to evaluate ways to maximize shareholder value through the sale of CTO or through the liquidation of CTO's assets. At the time, the Company indicated that one of the factors preventing a sale was its substantial remaining land holdings. Since that time, the Company has placed under contract the majority of the remaining land. Based on the Company's own NAV estimate in the 2017 Q3 Shareholder Presentation, the Company currently trades at a massive discount to NAV. We believe the Company has effectively become a closed-end fund that is trading at a large discount. On the Company's Q3 2017 earnings call on October 19, 2017, the Company's CEO indicated "What we've always said consistently is that if there's some sort of proposal out there that's great for shareholders, we're all about basically bringing that to the board and discussing it, and if that works, bringing it to the shareholders." Therefore, we believe that the greatest value to shareholders will be to carefully evaluate all options for the Company, including through a thoughtful evaluation of the sale of CTO or the liquidation of CTO's assets. We think a conversion to a REIT could have serious tax implications for CTO's shareholders and primarily works to entrench management. During one of the greatest bull markets in real estate over the last 3 years, CTO's stock price has gone nowhere. It is time to realize full NAV for shareholders and to stop rewarding management for what we view as a failed strategy.

A vote for this shareholder proposal would benefit all shareholders.

**********

Please direct any questions regarding the information contained in this correspondence to our legal counsel, Edward Horton ((212) 574-1265) of Seward & Kissel LLP, One Battery Park Plaza, New York, NY 10004.

Sincerely,

Wintergreen Advisers, LLC

By:	/s/ David J. Winters
Print Name:	David J. Winters
Title:	CEO

By:	/s/ Liz Cohernour
Print Name:	Liz Cohernour
Title:	COO

Wintergreen Partners Fund, LP
By:	Wintergreen GP, LLC
its general partner
By:	/s/ David J. Winters
Name:	David J. Winters
Title:	Managing Member

Appendix A

Attached hereto are filed Schedule 13D amendments covering the last 18 months proving Wintergreen's eligibility to make this proposal and reflecting Wintergreen's ownership of CTO's Stock. Wintergreen has beneficially owned more than 10% of the Stock since May 2006. Wintergreen has a good faith intention to maintain an ownership interest in CTO that complies with the requirements of Rule 14a-8 through the date of the annual meeting and to attend the annual meeting in person or by proxy (in compliance with Rule 14a-8 and CTO's Bylaws) to present this proposal.

Appendix A

[INTENTIONALLY OMITTED]

Appendix B

02/21/06
02/22/06
02/23/06
02/24/06
02/27/06
02/28/06
03/01/06
03/02/06
03/03/06
03/06/06
03/07/06
03/08/06
03/09/06
03/10/06
03/13/06
03/14/06
03/15/06
03/16/06
03/17/06
03/20/06
03/21/06
03/22/06
03/23/06
03/27/06
03/27/06
03/28/06
03/29/06
04/03/06
04/04/06
04/05/06
04/06/06
04/07/06

04/10/06
04/11/06
04/12/06
04/13/06
04/17/06
04/18/06
04/19/06
04/20/06
04/24/06
04/24/06
04/25/06
04/25/06
04/26/06
04/27/06
04/28/06
05/01/06
05/02/06
05/03/06

05/24/06
06/06/06
06/07/06
06/08/06
06/13/06
06/14/06
06/15/06
06/16/06
06/19/06
06/21/06
06/22/06
06/23/06

06/28/06
06/29/06
07/03/06
07/05/06

07/07/06
07/10/06
07/11/06
07/12/06
07/13/06
07/14/06
08/01/06
08/03/06
08/07/06
08/14/06
08/24/06
09/07/06
09/08/06
09/11/06

09/19/06
09/21/06
10/02/06
10/03/06
10/04/06
10/05/06
10/06/06
10/10/06
10/23/06
10/24/06
10/25/06
10/27/06
10/30/06
10/31/06
11/01/06
11/02/06
01/05/07
01/08/07
01/09/07
01/19/07
01/22/07

01/26/07
02/13/07
02/14/07
02/15/07
02/16/07
02/20/07
02/21/07
02/22/07
02/23/07
02/26/07
02/27/07
02/28/07
03/01/07
03/02/07
03/13/07
03/15/07
03/28/07
03/29/07
03/30/07
04/04/07
04/13/07
04/18/07
05/09/07
05/10/07
05/11/07
05/14/07
05/15/07
05/16/07
05/17/07
05/18/07
05/18/07
05/24/07
05/25/07
05/29/07
06/01/07
06/04/07

06/05/07
06/06/07
06/07/07
06/08/07
06/11/07
06/12/07
06/13/07
06/14/07
06/20/07
06/21/07
06/22/07
06/25/07
06/26/07
06/27/07
06/28/07
06/29/07
07/02/07
07/03/07
07/05/07
07/06/07
07/09/07
07/10/07
07/11/07
07/12/07
07/19/07
07/20/07
07/23/07
07/24/07
07/25/07
07/26/07
07/27/07
07/30/07
07/31/07
08/01/07
08/02/07
08/03/07

08/06/07
08/07/07
09/10/07
09/14/07
09/18/07
10/18/07
10/19/07
10/22/07
10/24/07
10/25/07
10/26/07
10/29/07
10/30/07
10/31/07
11/01/07
11/02/07
11/05/07
11/07/07
11/09/07
11/20/07
11/26/07
11/27/07
12/03/07
12/04/07
12/05/07
11/01/10
11/02/10
11/03/10
11/10/16

Exhibit C

Consolidated-Tomoka Land Co.
c/o Daniel E. Smith, Corporate Secretary
Post Office Box 10809
Daytona Beach, FL 32120-0809

November 24, 2017

Dear Mr. Smith:

Pursuant to Section 1.11 of the Amended and Restate Bylaws and the 2017 proxy statement of Consolidated-Tomoka Land Co., Wintergreen Partners Fund, LP and Wintergreen Advisers, LLC on behalf of its clients present the following Director Nominees for election at Consolidated-Tomoka Land Co.’s 2018 annual meeting of shareholders.

Nominating Shareholder Information:

The nominating shareholders are Wintergreen Partners Fund, LP (the “Partnership”) and Wintergreen Advisers, LLC (the “Adviser”) on behalf of its clients (as described below), 333 Route 46 West, Suite 204, Mountain Lakes, New Jersey 07046, phone number: (973) 263-2600. As of the date of this notice, the Adviser may be deemed to beneficially own 1,553,075 shares of common stock, par value $1.00 per share (“Stock”), of Consolidated-Tomoka Land Co. (“CTO” or the “Company”), which constitutes 27.82% of CTO’s Stock outstanding. The Stock was purchased between February 21, 2006 and November 10, 2016. The dates upon which Wintergreen (as defined below) acquired ownership of CTO’s shares is set forth on Appendix B, attached hereto. As of the date of this notice, the Partnership beneficially owns 294,100 shares of Stock (approximately 5.27% of CTO’s stock outstanding), which includes 5,882 shares of Stock held of record by the Partnership. The Stock was purchased between February 21, 2006 and November 10, 2016 as set forth on Appendix B, attached hereto. The Adviser is the investment adviser to Wintergreen Fund, Inc. (the “Fund”), a registered investment company, which owns 1,232,334 shares of Stock (approximately 22.08% of CTO’s stock outstanding), of which 24,647 shares of Stock are held of record. The Adviser is also the investment adviser to Wintergreen Partners Offshore Master Fund, Ltd (the “Master Fund”), a Cayman Islands exempted company, which owns 26,641 shares of Stock (approximately 0.47% of CTO’s stock outstanding), of which 533 shares of Stock are held of record. The Adviser also serves as investment adviser to the Partnership. The Partnership, the Fund, the Master Fund and the Adviser are herein referred to as collectively, “Wintergreen.” Wintergreen has beneficially owned more than 10% of the Stock since May 2006. Wintergreen has a good faith intention to maintain an ownership interest in CTO through the date of the annual meeting and to attend the annual meeting in person or by proxy (in compliance with CTO’s Bylaws) to present the following nominations. In addition, the Partnership hereby represents that it is a holder of record of capital stock of CTO, entitled to vote at the Company’s 2018 Annual Meeting of Shareholders, and intends to appear in person or by proxy at the meeting to bring this business before the meeting.

1

Director Nominee Information:

Wintergreen Partners Fund, LP and the Adviser, on behalf of its clients, seek to nominate Elizabeth Cohernour, Evan Ho and David Winters (the “Wintergreen Nominees”) to be elected to CTO’s board of directors at the annual meeting of shareholders for a one-year term expiring at the 2019 Annual Meeting of Shareholders. The Wintergreen Nominees are committed to acting in the best interests of all shareholders. Wintergreen believes that the shareholders’ voices in the future of CTO can best be expressed through the election of the Wintergreen Nominees rather than the Company’s nominees. In accordance with the instructions provided in the Company’s Proxy Statement filed on March 21, 2017, we hereby submit the following information (including the information attached as Appendix A), with regards to the Wintergreen nominees:

Nominee Information

Name	Age	Contact Information	Business Experience
Elizabeth N. Cohernour	67	Business Address: Residential Address Telephone Email

Ms. Cohernour has over 30 years of legal experience and more than 25 years of experience investing in real estate companies. Ms. Cohernour is the Chief Operating Officer and a principal of Wintergreen Advisers, LLC. Ms. Cohernour has substantial experience investing in the securities of real estate companies, in which capacity she has worked with issuers’ boards of directors and management to unlock shareholder value. Such experience in addition to Wintergreen’s investment in CTO since 2006, includes investments in Canary Wharf Group, Florida East Coast Industries, Inc., Pacific Forest Products, Richmond, and Fredericksburg and Potomac Railroad. Prior to co-founding Wintergreen Advisers in 2005, she served as General Counsel and Senior Vice President at Franklin Mutual Advisers and Mutual Series Fund Inc., a group of global and equity value funds. Mrs. Cohernour has responsibility for non-investment operations of Wintergreen. Together with Mr. Winters, Ms. Cohernour has worked with issuers’ boards of directors and management to unlock shareholder value. Ms. Cohernour has been integral to Wintergreen’s investment in CTO for over eleven years. Ms. Cohernour graduated with a BA from the College of St. Elizabeth and she holds a Juris Doctor degree from the University of Tulsa.

2

Evan H. Ho	51	Business Address: Residential Address Telephone Email

Mr. Ho is the founder of Value Investor Resources, Inc. Prior to forming Value Investor Resources, Inc. in 2015, Mr. Ho worked at Wintergreen Advisers from 2006 to 2014 as a securities analyst. Mr. Ho began his career at a real estate consultancy and brokerage firm in Hong Kong, and a bank in Taiwan which was active in construction-related lending. Over the course of Mr. Ho’s 20 years of experience in the securities and banking industry, including domestic and international roles at BNP Paribas and Bankers Trust, he has gained broad expertise in equity analysis and corporate credit analysis, as well as developed a network of real estate professionals throughout Asia. Mr. Ho. is proficient in Mandarin Chinese and well acquainted with the business practices and customs of Greater China. Such experience would enable Mr. Ho to aid the Company in marketing the attractiveness of Daytona-area real estate to Chinese investors and property developers. Mr. Ho graduated with a BA in Economics from Georgetown University and an MBA in Finance from the Wharton School of The University of Pennsylvania.

David J. Winters	55	Business Address: Residential Address Telephone Email	David J. Winters is the Chief Executive Officer of Wintergreen Advisers, LLC. Mr. Winters has over30 years of experience analyzing securities and is responsible for determining general investment advice to be given to clients. Mr. Winters has substantial experience investing in the securities of real estate companies, in which capacity he has worked with issuers’ boards of directors and management to unlock shareholder value. Such experience in addition to Wintergreen’s investment in CTO since 2006, includes investments in Canary Wharf Group, Florida East Coast Industries, Inc., Pacific Forest Products, Richmond, Fredericksburg and Potomac Railroad, and Weyerhaeuser Company. Mr. Winters has led Wintergreen’s investment in CTO for over eleven years. He is Portfolio Manager of Wintergreen Advisers, LLC’s clients, including Wintergreen Fund, Inc., a no-load, Global Value Fund which launched in October 2005. Prior to co-founding WintergreenAdvisers, LLC in May 2005, he held various positions with Franklin Mutual Advisers where he led Mutual Series Fund Inc., a group of global and domestic equity value funds, including serving as the Portfolio Manager of Mutual Discovery from2001 through 2005. Mr. Winters served as a Director for the Franklin Mutual Series Fund family from 2001 to 2005. Mr. Winters graduated with a BA from Cornell University and he holds the Chartered Financial Analyst (CFA) designation.

3

Supporting Statement:

Despite the Company’s assertions during the 2017 Proxy Contest, Wintergreen, as the largest shareholder of the Company with a 27.82% holding, has no representatives on the Board. With the exception of Mr. Olivari, who Wintergreen believes has worked in shareholders’ interests, the other directors that were originally nominated by Wintergreen have not been supported by Wintergreen since 2015. This lack of support was well known by the Company, and this blatant misrepresentation should be grounds for them to immediately step down. As an example, during CTO’s first and only Investor Day in December 2016, Mr. Olivari was the only director to leave the sequestered conference room where the board was listening in to the presentation so he could speak with investors, some of whom had traveled quite a distance to attend the meeting and all of whom had invested their time in attending the Investor Day. Mr. Albright, who presented at the Investor Day, attempted to leave the event as soon as the presentation was completed. Only after significant objection from investors other than Wintergreen did Mr. Albright participate in the Q&A. As soon as possible he ran from the room and did not join investors for any conversation or for the scheduled bus tour around the CTO properties.

In addition to creating this false impression about Wintergreen directors, the Company’s 2017 proxy materials and solicitation included several mistruths about Wintergreen. These untruths to shareholders included misrepresentations about Wintergreen’s business and the impact of Wintergreen’s past actions, which CTO has previously said have benefited all shareholders. It is unclear whether the then current Board members and the then newly Company proposed directors are who authorized the use of corporate funds for conducting a very negative campaign. However, as the statements have not been corrected or retracted, we believe that the full Board has implicitly approved of their use, and therefore, are responsible.

The current Board members own a de minimis amount of stock and therefore we believe their interests are not aligned with the true shareholders of the company. The three true Wintergreen nominees, Liz Cohernour, Evan Ho, and David Winters, will represent shareholders true interests, including fulfilling the shareholder mandate to maximize value and minimize the discount between current NAV and the corporate recognized and acknowledged value.[1]

In 2016, the Board of CTO made a change to the Company’s bylaws that required any action against the company to be heard in Volusia County, FL. This is a further example of the shareholder unfriendly attitude of this Board, and we believe that the change should be immediately repealed.

Wintergreen believes that the Company’s apparent march toward a conversion to a REIT[2] would have disastrous results for CTO’s shareholders. Based on our calculations, we estimate that Wintergreen’s plan to maximize value could result in a 64% to 69% premium to the Company’s REIT plan. Wintergreen’s nominees will work to ensure that shareholders receive fair value for their shares. Wintergreen is focused on narrowing the discount and maximizing shareholder value. Wintergreen is in no way beholden to any current member of management or the board, nor is Wintergreen interested in prolonging the process of winding up CTO’s current business which except for trading in the open market right now looks and is valued much like a closed end fund. Most of the land has now been sold, and the portfolio is now liquid and can be liquidated in an orderly sale. We believe CTO’s managements actions continue to cause CTO to trade at a massive discount to NAV. Wintergreen is not interested in permanent employment as directors of CTO.

[1]        Page 27 of CTO’s REIT World 2017 Investor Presentation, filed on November 13, 2017.

[2]        Page 30 of CTO’s REIT World 2017 Investor Presentation, filed on November 13, 2017

4

Wintergreen’s Plan For Maximizing Shareholder Value
Estimate of CTO NAV

$456,100,000 — $509,100,100	from CTO REIT World Presentation, Page 27, dated Nov 13, 2017
$81.71 — $91.21 /share
Potential Hidden Value within CTO

$5.68 — $26.13 /share	Wintergreen’s Estimate of Potential Hidden Value at CTO, using CTO’s estimated yield ranges, and other estimates.

Wintergreen’s estimate of Current NAV per share
$87.39 — $117.34/share
Average $102.37 per share

CTO’s REIT WIPEOUT
CTO’s Current Share Price

$60.15/share	as of 11/21/2017

Potential Hidden Value within CTO

$5.68 — $26.13 /share	Wintergreen’s Estimate of Potential Hidden Value at CTO, using CTO’s estimated yield ranges, and other estimates

5

Estimated Impact of Stock Sales on Share Price to Meet Tax Obligations

($3.01) — ($6.02) /share	Wintergreen’s Estimate of Impact on CTO Stock Price Due to Retail Investors’ Tax Sales

Estimated Impact on CTO Stock Price due to Interest Rate Risk

($9.26) — ($16.34) /share	Wintergreen’s Estimate of the Impact of Increasing Interest Rates on CTO’s Investment Portfolio*

REITS are Generally Known to Reduce Shareholder Rights - Wintergreen’s Estimate of the Potential Impact of Loss of Shareholder Rights

($5.00) — ($10.00) /share	Wintergreen’s Estimate of Impact of Loss of Rights

By Maintaining the Current Board, Wintergreen’s Estimate of the Impact of Anticipated Ongoing Excessive Compensation at CTO

($17.50) /share	In 2015 CTO paid the 3 named executive officers over $6.3m. Only after Wintergreen and other shareholders objected was this reduced. We believe that in addition to the impact of the loss of shareholder rights above, this current Board will continue to reward an underperforming management team with shareholder assets following a REIT conversion. **

Estimated CFO Stock Price Impact after all REIT Factors (includes Hidden Value)
$31.06 — $36.42 /share
Average $33.74 per share

Shareholders have the ADDITIONAL POTENTIAL TO REALIZE
$56.33 – $80.92 /share
BY VOTING FOR THE WINTERGREEN PLAN

*Cap Rate of 7.5% from FBR’s Oct 31, 2017 update, Models 2019 Est, 8.5% reflects possible 200bps uptick in interest rates

**Cap rate of 6.5% matches CTO’s REIT World Presentation, Page 27, dated Nov 13, 2017.

6

It is time for CTO’s Board to properly focus on the rights of shareholders and not be beholden to management.

We believe a vote for each of these Wintergreen nominees, Liz Cohemour, Evan Ho and David Winters will benefit all shareholders.

**********

Please direct any questions regarding the information contained in this correspondence to our legal counsel, Edward Horton ((212) 574-1265) of Seward & Kissel LLP, One Battery Park Plaza, New York, NY 10004.

7

Sincerely,

Wintergreen Advisers, LLC

By:	/s/ David J. Winters
Print Name:	David J. Winters
Title:	CEO

By:	/s/ Liz Cohernour
Print Name:	Liz Cohernour
Title:	COO

Wintergreen Partners Fund, LP
By:	Wintergreen GP, LLC
its general partner
By:	/s/ David J. Winters
Name:	David J. Winters
Title:	Managing Member

8

Appendix A

Information Regarding the Nominees

Elizabeth N. Cohernour

1)       The nominee has consented to being named in a proxy statement, to be interviewed by the Corporate Governance Committee and to serving as director if elected (please see attached).

2)       The nominee is not party to any material proceeding adverse to the Company or any of its subsidiaries nor does she have a material interest adverse to the Company or any of its subsidiaries.

3)       The nominee does not have a family relationship with any director, executive officer of the Company or with any other nominee for director or executive officer of the Company.

4)       Ms. Cohernour serves as a director for Wintergreen Partners Offshore Master Fund, Ltd, a Cayman Islands limited duration company. This entity does not have a compensation committee, is not publicly traded, and does not file annual reports with the SEC. Ms. Cohernour is not compensated for serving as a director.

5)       (a) The nominee has not in the last five years, filed a petition under federal bankruptcy laws or any state insolvency laws, nor has a receiver, fiscal agent or similar officer been appointed by a court for (i) the business or property of nominee, (ii) any partnership in which nominee was general partner, or (iii) any business or corporation for which nominee was an executive officer in at or within two years before the time of such filing.

(b) The nominee has not in the last ten years been convicted of a criminal proceeding or is named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses).

(c) The nominee has not in the last five years been the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

(i)       Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

(ii)       Engaging in any type of business practice; or

(iii)       Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;

(d)       The nominee has not in the last five years been the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days her right to engage in any activity described in paragraph (c) above, or to be associated with persons engaged in any such activity; and

(e)       The nominee has not in the last five years, been found by a court of competent jurisdiction in a civil action or by the Commission to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated.

9

(f)       The nominee was not in the last five years, found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated.

6)       None of the nominee or her related persons has a direct or indirect interest in any transaction or series of similar transactions since the beginning of the Company’s last fiscal year or any currently proposed transaction or series of similar transactions, in which the Company or any of its subsidiaries was or is to be a participant and the amount involved exceeds $120,000.

7)       Ms. Cohernour does not directly own any shares of common stock of CTO. As of the date of this notice, Wintergreen Advisers, LLC (the “Adviser”) may be deemed to beneficially own 1,553,075 shares of common stock, par value $1.00 per share (“Stock”), of CTO, which constitutes 27.82% of CTO’s Stock outstanding. The Stock was purchased between February 21, 2006 and November 10, 2016. The dates upon which Wintergreen acquired ownership of CTO’s shares is set forth on Appendix B, attached hereto. As of the date of this notice, Wintergreen Partners Fund, LP (the “Partnership”) beneficially owns 294,100 shares of Stock (approximately 5.27% of CTO’s stock outstanding), which includes 5,882 shares of Stock held of record by the Partnership. The Stock was purchased between February 21, 2006 and November 10, 2016. The Adviser is the investment adviser to the Fund which owns 1,232,334 shares of Stock (approximately 22.08% of CTO’s stock outstanding), of which 24,647 shares of Stock are held of record. The Adviser is also the investment adviser to Wintergreen Partners Offshore Master Fund, Ltd, a Cayman Islands exempted company, which owns 26,641 shares of Stock (approximately 0.47% of CTO’s stock outstanding), of which 533 shares of Stock are held of record. The Adviser also serves as investment adviser to the Partnership. Wintergreen has beneficially owned more than 10% of the Stock since May 2006. Solely for the purposes of Section 16 of the Securities Exchange Act of 1943, as amended, the Adviser disclaims beneficial ownership of the Stock except to the extent of its pecuniary interest therein.

8)       Although there is no formal written agreement, in connection with her position as a director of the Company, it is anticipated that Ms. Cohernour will vote with the other nominees nominated by the Adviser. The nominee does not currently hold any position or office with the Company nor has she ever served previously as a director of the Company. Neither nominee nor any of her associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

9)       Except as disclosed, nominee is not, nor within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

10)       Except as disclosed, there is no arrangement or understanding pursuant to which the nominee is proposed to be elected.

11)       As previously disclosed, Ms. Cohernour is the Chief Operating Officer of the Adviser, which may be deemed to beneficially own 27.82% of CTO’s Stock. The Adviser is paid a management fee by the Partnership, the Master Fund, and the Fund, respectively. The management fee is calculated as a percentage of the net assets of the Partnership, the Master Fund and the Fund, respectively. Ms. Cohernour, as Chief Operating Officer of the Adviser, is entitled to receive a portion of such management fee. Ms. Cohernour is also the managing member of Wintergreen GP, LLC, a Delaware limited liability company that serves as the general partner of the Partnership (the “General Partner”) and holder of special allocation class shares of the Master Fund. Additionally, the General Partner is entitled to receive an allocation of a percentage of the net profits of the Partnership and the Master Fund, and, as an owner of the General Partner, Ms. Cohernour is entitled to receive a portion of such allocation of net profits.

12)       The nominee has indicated her availability in respect of the meetings of the Board that have been scheduled for calendar year 2018 to the extent that they are known.

10

Evan H. Ho

1)       The nominee has consented to being named in a proxy statement, to be interviewed by the Corporate Governance Committee and to serving as director if elected (please see attached).

2) The nominee is not party to any material proceeding adverse to the Company or any of its subsidiaries nor does he have a material interest adverse to the Company or any of its subsidiaries.

3) The nominee does not have a family relationship with any director, executive officer of the Company or with any other nominee for director or executive officer of the Company.

4) The nominee is not a director of any entities.

5) (a) The nominee has not in the last five years, filed a petition under federal bankruptcy laws or any state insolvency laws, nor has a receiver, fiscal agent or similar officer been appointed by a court for (i) the business or property of nominee, (ii) any partnership in which nominee was general partner, or (iii) any business or corporation for which nominee was an executive officer in at or within two years before the time of such filing.

(b)       The nominee has not in the last ten years been convicted of a criminal proceeding or is named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses).

(c)       The nominee has not in the last five years been the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

(i)       Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

(ii)       Engaging in any type of business practice; or

(iii)       Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;

(d)       The nominee has not in the last five years been the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days his right to engage in any activity described in paragraph (c) above, or to be associated with persons engaged in any such activity; and

(e)       The nominee has not in the last five years, been found by a court of competent jurisdiction in a civil action or by the Commission to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated.

(f)       The nominee was not in the last five years, found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated.

6)       None of the nominee or his related persons has a direct or indirect interest in any transaction or series of similar transactions since the beginning of the Company’s last fiscal year or any currently proposed transaction or series of similar transactions, in which the Company or any of its subsidiaries was or is to be a participant and the amount involved exceeds $120,000.

11

7)       The nominee has not purchased or sold any securities of the Company during the past two years. No associate of nominee owns beneficially, directly or indirectly, any securities of the Company. Nominee does not own beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company.

8)       Although there is no formal written agreement, in connection with his position as a director of the Company, it is anticipated that Mr. Ho will vote with the other nominees nominated by the Adviser. As further described below, an independent consulting agreement exists between the Adviser and Value Investor Resources, Inc., of which Mr. Ho is the sole owner. The nominee does not currently hold any position or office with the Company nor has he ever served previously as a director of the Company. Neither nominee nor any of his associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

9)       Except as disclosed, nominee is not, nor within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

10)       Except as disclosed, there is no arrangement or understanding pursuant to which the nominee is proposed to be elected.

11)       Mr. Ho was an employee of the Adviser from 2006 to 2014. An independent consulting agreement exists between the Adviser and Value Investor Resources, Inc., of which Mr. Ho is the sole owner. Mr. Ho is compensated by the Adviser for research and analytical work. The agreement became effective on January 12, 2015 and continues through the date that this questionnaire was completed. Although there is no formal written agreement, it is anticipated that Mr. Ho will vote with the other nominees nominated by the Adviser. The nominee will not receive any compensation from Wintergreen for his services as director of the Company.

12)       The nominee has indicated his availability in respect of the meetings of the Board that have been scheduled for calendar year 2018 to the extent that they are known.

12

David J. Winters

1)       The nominee has consented to being named in a proxy statement, to be interviewed by the Corporate Governance Committee and to serving as director if elected (please see attached).

2)       The nominee is not party to any material proceeding adverse to the Company or any of its subsidiaries nor does he have a material interest adverse to the Company or any of its subsidiaries.

3)       The nominee does not have a family relationship with any director, executive officer of the Company or with any other nominee for director or executive officer of the Company.

4)       The nominee is not a director of any entities.

5) (a) The nominee has not in the last five years, filed a petition under federal bankruptcy laws or any state insolvency laws, nor has a receiver, fiscal agent or similar officer been appointed by a court for (i) the business or property of nominee, (ii) any partnership in which nominee was general partner, or (iii) any business or corporation for which nominee was an executive officer in at or within two years before the time of such filing.

(b)       The nominee has not in the last ten years been convicted of a criminal proceeding or is named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses).

(c)       The nominee has not in the last five years been the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

(i)       Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

(ii)       Engaging in any type of business practice; or

(iii)       Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;

(d)       The nominee has not in the last five years been the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days his right to engage in any activity described in paragraph (c) above, or to be associated with persons engaged in any such activity; and

(e)       The nominee has not in the last five years, been found by a court of competent jurisdiction in a civil action or by the Commission to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated.

(f)       The nominee was not in the last five years, found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated.

6)       None of the nominee or his related persons has a direct or indirect interest in any transaction or series of similar transactions since the beginning of the Company’s last fiscal year or any currently proposed transaction or series of similar transactions, in which the Company or any of its subsidiaries was or is to be a participant and the amount involved exceeds $120,000.

13

7)       Mr. Winters does not directly own any shares of common stock of CTO. However, as Chief Executive Officer of the Adviser, Mr. Winters may be deemed to indirectly beneficially own 1,553,075 shares of common stock of CTO. As of the date of this notice, the Adviser may be deemed to beneficially own 1,553,075 shares of common stock, par value $1.00 per share (“Stock”), of CTO, which constitutes 27.82% of CTO’s Stock outstanding. The Stock was purchased between February 21, 2006 and November 10, 2016. The dates upon which Wintergreen acquired ownership of CTO’s shares is set forth on Appendix B, attached hereto. As of the date of this notice, Wintergreen Partners Fund, LP (the “Partnership”) beneficially owns 294,100 shares of Stock (approximately 5.27% of CTO’s stock outstanding), which includes 5,882 shares of Stock held of record by the Partnership. The Stock was purchased between February 21, 2006 and November 10, 2016. The Adviser is the investment adviser to the Fund which owns 1,232,334 shares of Stock (approximately 22.08% of CTO’s stock outstanding) of which 24,647 shares of Stock are held of record. The Adviser is also the investment adviser to Wintergreen Partners Offshore Master Fund, Ltd, a Cayman Islands exempted company, which owns 26,641 shares of Stock (approximately 0.47% of CTO’s stock outstanding), of which 533 shares of Stock are held of record. The Adviser also serves as investment adviser the Partnership. Wintergreen has beneficially owned more than 10% of the Stock since May 2006. Solely for the purposes of Section 16 of the Securities Exchange Act of 1934, as amended, the Adviser disclaims beneficial ownership of the Stock except to the extent of its pecuniary interest therein.

8)       Although there is no formal written agreement, in connection with his position as a director of the Company, it is anticipated that Mr. Winters will vote with the nominees of the Adviser. The nominee does not currently hold any position or office with the Company nor has he ever served previously as a director of the Company. Neither nominee nor any of his associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

9)       Except as disclosed, nominee is not, nor within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

10)       Except as disclosed, there is no arrangement or understanding pursuant to which the nominee is proposed to be elected.

11)       As previously disclosed, David Winters is CEO and principal of the Adviser, which may be deemed to beneficially own 27.82% of CTO’s Stock. The Adviser is paid a management fee by the Partnership, the Master Fund, and the Fund, respectively. The management fee is calculated as a percentage of the net assets of the Partnership, the Master Fund and the Fund, respectively. Mr. Winters, as CEO of the Adviser, is entitled to receive a portion of such management fee. Mr. Winters is also the managing member of Wintergreen GP, LLC, a Delaware limited liability company that serves as the general partner of the Partnership (the “General Partner”) and holder of special allocation class shares of the Master Fund. Additionally, the General Partner is entitled to receive an allocation of a percentage of the net profits of the Partnership and the Master Fund, and, as an owner of the General Partner, Mr. Winters is entitled to receive a portion of such allocation of net profits.

12) The nominee has indicated his availability in respect of the meetings of the Board that have been scheduled for calendar year 2018 to the extent that they are known.

14

Appendix B

02/21/06
02/22/06
02/23/06
02/24/06
02/27/06
02/28/06
03/01/06
03/02/06
03/03/06
03/06/06
03/07/06
03/08/06
03/09/06
03/10/06
03/13/06
03/14/06
03/15/06
03/16/06
03/17/06
03/20/06
03/21/06
03/22/06
03/23/06
03/27/06
03/27/06
03/28/06
03/29/06
04/03/06
04/04/06
04/05/06
04/06/06
04/07/06

15

04/10/06
04/11/06
04/12/06
04/13/06
04/17/06
04/18/06
04/19/06
04/20/06
04/24/06
04/24/06
04/25/06
04/25/06
04/26/06
04/27/06
04/28/06
05/01/06
05/02/06
05/03/06

05/24/06
06/06/06
06/07/06
06/08/06
06/13/06
06/14/06
06/15/06
06/16/06
06/19/06
06/21/06
06/22/06
06/23/06

06/28/06
06/29/06
07/03/06
07/05/06

16

07/07/06
07/10/06
07/11/06
07/12/06
07/13/06
07/14/06
08/01/06
08/03/06
08/07/06
08/14/06
08/24/06
09/07/06
09/08/06

09/11/06
09/19/06
09/21/06
10/02/06
10/03/06
10/04/06
10/05/06
10/06/06
10/10/06
10/23/06
10/24/06
10/25/06
10/27/06
10/30/06
10/31/06
11/01/06
11/02/06
01/05/07
01/08/07
01/09/07
01/19/07
01/22/07

17

01/26/07
02/13/07
02/14/07
02/15/07
02/16/07
02/20/07
02/21/07
02/22/07
02/23/07
02/26/07
02/27/07
02/28/07
03/01/07
03/02/07
03/13/07
03/15/07
03/28/07
03/29/07
03/30/07
04/04/07
04/13/07
04/18/07
05/09/07
05/10/07
05/11/07
05/14/07
05/15/07
05/16/07
05/17/07
05/18/07
05/18/07
05/24/07
05/25/07
05/29/07
06/01/07
06/04/07

18

06/05/07
06/06/07
06/07/07
06/08/07
06/11/07
06/12/07
06/13/07
06/14/07
06/20/07
06/21/07
06/22/07
06/25/07
06/26/07
06/27/07
06/28/07
06/29/07
07/02/07
07/03/07
07/05/07
07/06/07
07/09/07
07/10/07
07/11/07
07/12/07
07/19/07
07/20/07
07/23/07
07/24/07
07/25/07
07/26/07
07/27/07
07/30/07
07/31/07
08/01/07
08/02/07
08/03/07

19

08/06/07
08/07/07
09/10/07
09/14/07
09/18/07
10/18/07
10/19/07
10/22/07
10/24/07
10/25/07
10/26/07
10/29/07
10/30/07
10/31/07
11/01/07
11/02/07
11/05/07
11/07/07
11/09/07
11/20/07
11/26/07
11/27/07
12/03/07
12/04/07
12/05/07
11/01/10
11/02/10
11/03/10
11/10/16

20